EXHIBIT 99.5

Stolt-Nielsen Limited

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A subsidiary of           Aldwych House              Tel: +44 207 611 8960
Stolt-Nielsen SA          71-91 Aldwych              Fax: +44 207 611 8965
                          London WC2B 4HN            www.stolt-nielsen.com
                          United Kingdom



NEWS RELEASE


                                             Contact: Richard M. Lemanski
                                                      U.S. 1 203 625 3604
                                                      rlemanski@stolt.com


                                                      Valerie Lyon
                                                      UK 44 20 7611 8904
                                                      vlyon@stolt.com



                           STOLT-NIELSEN S.A. TO SELL
                     ITS SHAREHOLDING IN STOLT OFFSHORE S.A.


London, England - January 7, 2005 - Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) today announced that it intends to sell all of its ownership interest in Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange:
STO) Stolt-Nielsen S.A. currently owns 79,414,260 common shares in Stolt Offshore S.A. constituting approximately 41.7% of Stolt Offshore S.A.'s outstanding common shares. Stolt-Nielsen S.A. intends to dispose those shares in transactions with certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. Stolt-Nielsen S.A. will immediately commence an orderly placement process which it intends to complete by the end of this month.

In accordance with the terms of its senior notes, Stolt-Nielsen S.A. will allocate up to 70% of the net cash proceeds of the sale to repurchase the senior notes. Any funds that are not used to repurchase the senior notes will be available for general corporate purposes.

Niels G. Stolt-Nielsen, Chief Executive Officer of Stolt-Nielsen S.A. said, "The sale of our interest in Stolt Offshore S.A. will further deleverage Stolt-Nielsen S.A.'s balance sheet and will place the company in a strong position to grow within its transportation business, aquaculture and in other investment opportunities."

The offer and sale of the Stolt Offshore S.A. shares have not been and will not be registered under the U.S. Securities Act of 1933, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This communication does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus has been or will be registered or published in the United Kingdom in respect of the securities. The securities must

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not be sold or offered for sale in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in Norway. The Stolt Offshore S.A. shares will be offered to a limited number of institutional investors and therefore the offer of the Stolt Offshore S.A. shares has not been, and will not be, subject to an obligation to issue a prospectus under the Norwegian Securities Trading Act and the Norwegian Stock Exchange Regulations. Accordingly, the offer may not be made available, nor may the shares otherwise be marketed and offered for sale in Norway, other than in circumstances which are deemed not to be an offer to the public in Norway under the Norwegian Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in Sweden. The Stolt Offshore S.A. shares will be offered to a limited number of institutional investors and therefore the offer of the Stolt Offshore S.A. shares has not been, and will not be, registered with the Swedish Financial Supervisory Authority under the Swedish Act on Trading in Financial Instruments (1991 :980). Accordingly, the offer may not be made available, nor may the shares otherwise be marketed and offered for sale in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Swedish Act on Trading in Financial Instruments.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore S.A. specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. (www.stolt-nielsen.com)


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